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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Dealings by Associates
Johannesburg, 15 December 2020. Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
M Charbonnier
Position
An Associate to Prescribed officer L Charbonnier, EVP: Business Development
Relationship
Wife
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of shares
Transaction Date
11 December 2020
Number of shares
663
Class of Security
ADR
Market Price
£10,7792
Total Value
£7 146,61
Name
AC Charbonnier
Position
An Associate to Prescribed officer L Charbonnier, EVP: Business Development
Relationship
Daughter
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of shares
Transaction Date
11 December 2020
Number of shares
42
Class of Security
ADR
Market Price
£10,7943
Total Value
£453,36
Name
MC Charbonnier
Position
An Associate to Prescribed officer L Charbonnier, EVP: Business Development
Relationship
Son
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of shares
Transaction Date
11 December 2020
Number of shares
43
Class of Security
ADR
Market Price
£10,7943
Total Value
£464,15
Investor relations contact:
Email: ir@sibanyestillwater.com; James Wellsted, Head of Investor Relations,Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited